Correspondence

Janaury 27, 2015

jliebscher@duffordbrown.com

VIA EDGAR

Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities & Exchange Commission
100 F Street, N.E.
Washington D.C. 20549

RE:	PetroShare Corp.
Amendment No. 3 to Registration Statement on Form S-1
Filed January 14, 2015
SEC File No. 333-198881

Dear Ms. Dorin:

Our client, PetroShare Corp. (the “Company”), has filed today Amendment No. 4 to its registration statement on Form S-1, File No. 333-198881 (“Amendment”).  The Amendment and enclosed prospectus contain revisions responsive to the comments of the staff contained in its letter of January 22, 2015.

On the Company’s behalf, the following represents responses to the staff’s comments contained in that letter:

Amendment No. 3 to Registration Statement on Form S-1

General

Comment No. 1.  Comment complied with.  The Company has revised the Fee Table and prospectus under the “Plan of Distribution” and “Description of Capital Stock” to disclose that it is registering the offer and sale of the broker warrants (and underlying common stock).

Prospectus Cover Page

Comment No. 2.  Comment complied with.  The Company has revised the disclosures relating to the OTC Markets throughout the Amendment and enclosed prospectus to state that the selling shareholders will sell at the fixed price per share until the Company’s shares are quoted on the OTCQX or OTCQB marketplaces of OTC Link, and thereafter at prevailing market prices or privately negotiated prices.

Karina Dorin, Attorney-Advisor
Division of Corporation Finance
Securities & Exchange Commission
January 27, 2015

Exhibits

Comment No. 3.  Comment complied with.  The opinion of our firm regarding the binding effect of the warrant on the Company under the laws of New York has been filed with the Amendment as Exhibit 5.

With the changes included in the Amendment, the Company believes that the registration statement is complete and accurate and requests that the staff consent to the filing thereof.  Further, the Company requests that the staff contact it as soon as practical with any additional comments in order that those comments can be addressed expeditiously.

Please direct any questions regarding the Company’s response or the registration statement to me at (303) 837-6350 or jliebscher@duffordbrown.com.

Sincerely,

DUFFORD & BROWN, P.C.

/s/ James A. Liebscher

James A. Liebscher

cc:	Stephen J. Foley, PetroShare Corp.
W. Edward Schenkein, CPA, StarkSchenkein LLP
Paul Maniscalco, SJM Accounting, Inc.